Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED 30, 2015
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
In thousands	June 30, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$352,268	$442,141
Short-term bank deposits	150,370	595
Accounts receivable, net	136,970	150,806
Inventories	137,394	123,385
Net investment in sales-type leases	10,091	8,170
Prepaid expenses	9,898	7,931
Deferred income taxes	30,567	25,697
Other current assets	31,420	37,903
Total current assets	858,978	796,628
Non-current assets
Goodwill	1,172,125	1,323,502
Other intangible assets, net	517,085	597,903
Property, plant and equipment, net	185,992	157,036
Net investment in sales-type leases - long-term	19,093	14,822
Other non-current assets	10,960	9,216
Total non-current assets	1,905,255	2,102,479
Total assets	$2,764,233	$2,899,107

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$40,687	$37,359
Short-term debt	175,000	50,000
Accrued expenses and other current liabilities	50,990	47,760
Accrued compensation and related benefits	45,230	42,332
Obligations in connection with acquisitions	12,003	28,092
Deferred revenues	48,821	45,023
Total current liabilities	372,731	250,566
Non-current liabilities
Obligations in connection with acquisitions - long-term	12,761	26,461
Deferred tax liabilities	36,293	55,835
Deferred revenues - long-term	6,069	5,946
Other non-current liabilities	26,677	25,091
Total non-current liabilities	81,800	113,333
Total liabilities	$454,531	$363,899
Contingencies, see note 10
Redeemable non-controlling interests	2,564	3,969
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 51,669 shares and 50,923 shares issued and outstanding
at June 30, 2015 and December 31, 2014, respectively	140	139
Additional paid-in capital	2,587,168	2,568,149
Accumulated deficit	(273,090)	(33,871)
Accumulated other comprehensive loss	(7,429)	(3,647)
Equity attributable to Stratasys Ltd.	2,306,789	2,530,770
Non-controlling interests	349	469
Total equity	2,307,138	2,531,239
Total liabilities and equity	$2,764,233	$2,899,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Income (Loss)
		Three Months Ended June 30,		Six Months Ended June 30,
in thousands, except per share data		2015	2014	2015	2014
Net sales
Products		$134,490	$154,090	$261,157	$283,342
Services		47,832	24,375	93,896	46,064
		182,322	178,465	355,053	329,406
Cost of sales
Products		67,666	73,394	166,037	134,416
Services		31,748	13,437	60,020	25,628
		99,414	86,831	226,057	160,044
Gross profit		82,908	91,634	128,996	169,362

Operating expenses
Research and development, net		25,506	18,957	52,744	35,728
Selling, general and administrative		97,581	77,929	200,189	145,546
Goodwill impairment		-	-	150,400	-
Change in fair value of obligations in connection with acquisitions		(6,680)	628	(19,936)	(6,867)
		116,407	97,514	383,397	174,407

Operating loss		(33,499)	(5,880)	(254,401)	(5,045)

Financial income (expense), net		(711)	337	(5,835)	(999)

Loss before income taxes		(34,210)	(5,543)	(260,236)	(6,044)

Income taxes		(11,066)	(5,370)	(20,688)	(9,958)

Net income (loss)		$(23,144)	$(173)	$(239,548)	$3,914

Net loss attributable to non-controlling interest		(213)	-	(329)	-

Net income (loss) attributable to Stratasys Ltd.		$(22,931)	$(173)	$(239,219)	$3,914

Net income (loss) per ordinary share attributable to Stratasys Ltd.
	Basic	$(0.48)	$(0.00)	$(4.71)	$0.08
	Diluted	$(0.55)	$(0.00)	$(4.77)	$0.08

Weighted average ordinary shares outstanding
	Basic	51,405	49,373	51,181	49,323
	Diluted	51,870	49,373	51,413	51,238

Comprehensive Income (loss)
Net income (loss)		$(23,144)	$(173)	$(239,548)	$3,914
Other comprehensive income (loss), net of tax
Losses on securities reclassified into earnings		-	-	-	167
Foreign currency translation adjustments		988	(126)	(5,420)	(523)
Unrealized gains on derivatives designated as
cash flow hedges		1,258	173	1,638	44
Other comprehensive income (loss), net of tax		2,246	47	(3,782)	(312)
Comprehensive income (loss)		(20,898)	(126)	(243,330)	3,602
Less: comprehensive loss attributable to non-controlling interests		(213)	-	(329)	-
Comprehensive income (loss) attributable to Stratasys Ltd.		$(20,685)	$(126)	$(243,001)	$3,602

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Six Months Ended June 30,
in thousands	2015	2014
Cash flows from operating activities
Net income (loss)	$(239,548)	$3,914
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Goodwill impairment	150,400	-
Impairment of other intangible assets	43,205	-
Depreciation and amortization	55,780	48,579
Stock-based compensation	19,324	13,814
Foreign currency transaction loss	6,005	331
Deferred income taxes	(25,196)	(13,440)
Change in fair value of obligations in connection with acquisitions	(19,936)	(6,867)
Other non-cash items	51	(494)

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	11,425	(13,126)
Inventories	(18,729)	(29,696)
Net investment in sales-type leases	(6,192)	(1,744)
Other receivables and prepaid expenses	(3,935)	(6,335)
Other non-current assets	(990)	(413)
Accounts payable	2,046	3,234
Other current liabilities	7,952	8,152
Deferred revenues	4,770	6,956
Other non-current liabilities	1,824	(3,247)
Net cash provided by (used in) operating activities	(11,744)	9,618

Cash flows from investing activities
Purchase of property and equipment	(44,791)	(23,509)
Proceeds from maturities of short-term bank deposits	10,874	400,000
Investment in short-term bank deposits	(152,079)	(275,252)
Cash paid for acquisitions, net of cash acquired	(3,801)	(12,042)
Acquisition of intangible assets	(1,386)	(2,147)
Proceeds from the sale of investments	-	1,634
Other investing activities	(203)	(81)
Net cash provided by (used in) investing activities	(191,386)	88,603

Cash flows from financing activities
Proceeds from short-term debt	125,000	-
Payments of obligations in connection with acquisitions	(11,931)	(10,795)
Proceeds from exercise of stock options	2,103	2,387
Acquisition of non-controlling interest	-	(2,170)
Excess tax benefit from stock options	-	582
Net cash provided by (used in) financing activities	115,172	(9,996)

Effect of exchange rate changes on cash and cash equivalents	(1,915)	1

Net change in cash and cash equivalents	(89,873)	88,226
Cash and cash equivalents, beginning of period	442,141	414,088

Cash and cash equivalents, end of period	$352,268	$502,314

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	3,596	148
Transfer of inventory to fixed assets	3,611	4,096

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2014, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently issued and adopted accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), which simplifies the guidance on the subsequent measurement of inventory. Under this ASU, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. This ASU defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” No other changes were made to the current guidance on inventory measurement. This ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted and should be applied prospectively. The Company is currently evaluating the impact of the adoption this ASU on its consolidated financial statements.

In November 2014, the FASB issued an ASU, which clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. The ASU clarifies that an entity should consider all relevant terms and features on the basis of relevant facts and circumstances, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. This ASU is effective for annual reporting periods, including interim periods within those reporting periods, beginning after December 15, 2015. Earlier adoption is permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions and Other Business Activities

Acquisitions

RTC Rapid Technologies Transaction

On July 1, 2015 the Company acquired 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition is expected to strengthen the Company’s presence in Germany, Switzerland and Austria, and enable the Company to offer full suite of Stratasys 3D printing solutions and services to the installed base of RTC.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Transaction in China

On February 10, 2015, the Company acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Solid Concepts transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $185.4 million. This transaction has enabled the Company to expand its existing digital manufacturing printed parts services and to create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts, the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months, which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price.

The Solid Concepts transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction:

U.S. $ in thousands
Issuance of ordinary shares	$97,869
Cash paid upon closing	40,130
Holdback amount	3,839
Deferred payments	43,576
Total fair value of consideration transferred	$185,414

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date.

The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy.

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments as of June 30, 2015 was $15.7 million. The total amount of the deferred payments, which does not reflect a discount for lack of marketability, was approximately $17.1 million, based on the Company’s share price as of June 30, 2015.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% of the Company’s share price as of June 30, 2015 would have increased the fair value of the deferred payments by $1.6 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of June 30, 2015 would increase the fair value of the Company’s deferred payments liability by approximately $0.4 million.

During July, 2015, the Company issued 118,789 ordinary shares in the amount of $4.1 million and paid cash of $0.5 million to settle the first annual installment of the deferred payments.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related payments that are linked to the Company’s share price. The retention-related payments will be paid in three separate annual installments after the Solid Concepts transaction date (“deferred retention payments”).

Based on the Company’s share price as of June 30, 2015, the total deferred retention payments will amount to approximately $21.0 million.

During July, 2015, the Company issued 117,591 ordinary shares in the amount of $4.1 million and paid cash of $2.2 million to settle the first annual installment of the deferred retention payments.

Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price.

Other Business Activities

In April 2015, the Company signed a definitive agreement to purchase the rights to land and a new building under construction in Rehovot, Israel (the “new Rehovot Property”) for a total consideration of approximately $38 million. The new Rehovot Property includes 11,700 square meters (approximately 126,000 square feet) of new building space under construction and additional building rights of 36,000 square meters (approximately 387,500 square feet). The new Rehovot Property will house the Company’s Israeli headquarters, research and development facilities and certain manufacturing activities.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In April 2015, the Company borrowed an additional $125 million under its five-year revolving credit facility under the credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto. Under the credit agreement, the Company has in place a five-year revolving credit facility in an aggregate principal amount of up to $250 million. Including amounts previously borrowed, the Company has $175 million principal amount of debt outstanding under the revolving credit facility. In July 2015, the Company (via Stratasys International Ltd., its wholly-owned subsidiary, which serves as borrower) entered into an amendment to the credit agreement. The amendment adjusted, among other things, the EBITDA levels that the Company is required to achieve under certain affirmative covenants in the agreement.

In April 2015, the Company initiated a reorganization plan that is intended to focus efforts on improving and iterating products, growing the 3D ecosystem, and expanding its presence in the professional, education and consumer markets. This reorganization initiative included among others, a reduction in the number of employees and closing of MakerBot’s three retail stores. Through the reorganization, the Company expects to achieve costs savings and economies of scale and to better position its market penetration.

Note 3. Inventories

Inventories consisted of the following:

	June 30,	December 31,
	2015	2014
	U.S. $ in thousands
Finished goods	$80,106	$66,779
Work-in-process	5,913	7,815
Raw materials	51,375	48,791
	$137,394	$123,385

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the six months ended June 30, 2015, were as follows:

U.S. $ in thousands
Goodwill as of December 31, 2014	$1,323.5
Goodwill impairment charges	(150.4)
Goodwill acquired	1.0
Translation differences	(1.9)
Goodwill as of June 30, 2015	$1,172.1

Interim goodwill assessment for the first quarter of 2015

The Company determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of its reporting units existed as of March 31, 2015. These indicators included a decrease in the Company’s share price and lower than expected revenue growth for the first quarter of 2015, partially due to the negative effect of exchange rate differences. With the exception of the MakerBot reporting unit, the Company performed a qualitative assessment for goodwill impairment for each of its reporting units and determined that it was more likely than not that the fair value of each of its reporting units exceeds its carrying value.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the MakerBot reporting unit, for which the Company recorded an impairment charge of $102.5 million in 2014, the Company determined that certain indicators of potential impairment existed that required an additional interim quantitative assessment for goodwill impairment. These indicators included a decrease in MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 and below the Company’s previous projections, and lower forecasted profitability due to current trends in the 3D desktop market.

The Company updated its cash flow projections and related assumptions based on the indicators set forth above and performed the two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its fair value. As a result, the Company recorded non-tax-deductible impairment charge of $150.4 million, in order to reduce the carrying amount of goodwill to its estimated fair value.

When evaluating the fair value of its MakerBot reporting unit, the Company used a discounted cash flow model, which utilized Level 3 measures that represent unobservable inputs into the Company’s valuation method. Key assumptions used to determine the estimated fair value include: (a) expected future cash flows (including revenue growth rates, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on the after-tax weighted average cost of capital, which reflects the associated risks of the MakerBot reporting unit’s future cash flows. No changes were made in the unobservable inputs of the Company’s valuation method for its MakerBot reporting unit, in conducting its interim goodwill assessment for the second quarter of 2015, as described below.

As of June 30, 2015, a decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of MakerBot reporting unit by approximately an additional $17.8 million and $29.1 million, respectively.

As of June 30, 2015, the remaining goodwill carrying value of the MakerBot reporting unit was $125 million.

Interim goodwill assessment for the second quarter of 2015

During the second quarter of 2015, the Company determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of its reporting units existed as of June 30, 2015. These indicators included a further decrease in the Company’s share price for a sustained period and weaker than expected operating results of its reporting units for the second quarter of 2015, as well as increased uncertainty in the 3D printing industry. Accordingly, the Company performed a quantitative assessment for goodwill impairment for each of its reporting units.

The Company estimated the fair value of each of its reporting units by using an income approach based on discounted cash flows, which utilized Level 3 measures that represent unobservable inputs into the Company’s valuation method. The assumptions used to estimate the fair value of the Company’s reporting units were based on expected future cash flows and an estimated terminal value using a terminal year growth rate based on the growth prospects for each reporting unit. The Company used an applicable discount rate for each of its reporting units which reflected the associated specific risks for each reporting unit’s future cash flows. The Company also tested the reasonableness of the estimated fair values of its reporting units by comparing the indicative valuation multiples of the reporting units to their relevant peer companies.

In addition, the Company compared the sum of each of its reporting units’ fair values to its market capitalization and calculated the implied control premium (the excess of the sum of the reporting units’ fair values over the market capitalization). The Company evaluated the reasonableness of its control premium by comparing it to control premiums derived from of recent comparable transactions.

Except for the Stratasys-Objet reporting unit and MakerBot reporting unit, the Company concluded that the fair value of its reporting units exceeds their carrying amount by more than 10%.

Based on the Company’s goodwill assessment for the Stratasys-Objet reporting unit, the Company determined that the fair value of Stratasys-Objet reporting unit exceeds its carrying amount by approximately 5%. The carrying amount of goodwill which is assigned to this reporting unit is $918 million.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

When evaluating the fair value of Stratasys-Objet reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 12% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $136 million and $199 million, respectively.

Based on the Company’s assessment as of June 30, 2015, no goodwill was determined to be impaired.

The Company will continue to monitor its reporting units to determine whether events and changes in circumstances such as significant adverse changes in business climate or operating results, further significant decline in the Company’s market capitalization, changes in management's business strategy or changes of management's cash flows projections, warrant further interim impairment testing.

Other Intangible Assets

Other intangible assets consisted of the following:

	June 30, 2015				December 31, 2014
	Gross		Accumulated	Net	Gross		Accumulated	Net
	Carrying	Accumulated	Impairment	Book	Carrying	Accumulated	Impairment	Book
	Amount	Amortization	Loss	Value	Amount	Amortization	Loss	Value
	U.S. $ in thousands
Developed technology	$512,499	$(136,845)	$(41,418)	$334,236	$512,402	$(109,816)	$(11,636)	$390,950
Patents	16,534	(9,060)	-	7,474	15,209	(8,136)	-	7,073
Trademarks and trade names	60,128	(12,257)	-	47,871	60,046	(9,519)	-	50,527
Customer relationships	149,338	(34,564)	(13,423)	101,351	148,338	(26,219)	-	122,119
Non-compete agreements	10,843	(5,070)	-	5,773	10,843	(3,952)	-	6,891
Capitalized software development costs	17,564	(14,863)	-	2,701	17,290	(14,423)	-	2,867
In process research and development	20,679	-	(3,000)	17,679	20,476	-	(3,000)	17,476
	$787,585	$(212,659)	$(57,841)	$517,085	$784,604	$(172,065)	$(14,636)	$597,903

Prior to conducting the interim quantitative assessment for goodwill impairment of the MakerBot reporting unit as of March 31, 2015, the Company evaluated the recoverability of the MakerBot reporting unit long-lived assets, including its purchased intangible assets due to a decrease of MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 as well as lower forecasted profitability due to current trends in the 3D desktop market. The Company assessed the recoverability of the MakerBot reporting unit intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of the MakerBot reporting unit intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable and considered to be impaired. For those unrecoverable intangible assets, the Company recorded impairment charges of $43.2 million during the first quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $29.8 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $13.4 million related customer relationships intangible assets were classified as selling, general and administrative expenses.

The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values. The fair values of those intangible assets were determined under the income approach, which is based on a discounted cash flow model, which utilized Level 3 measures that represent updated revenue projections and profit margins over the expected remaining useful life of the asset, as well as the associated relevant risk factor added to the discount rate.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amortization expense relating to intangible assets for the three-month periods ended June 30, 2015 and 2014 was approximately $18.5 million and $19.9 million, respectively.

Amortization expense relating to intangible assets for the six-month periods ended June 30, 2015 and 2014 was approximately $40.5 million and $38.9 million, respectively.

As of June 30, 2015, the estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods were as follows:

U.S. $ in thousands
Remainning 6 months of 2015	$37,164
2016	73,437
2017	72,496
2018	71,299
2019	69,104
Thereafter	175,906
Total	$499,406

Note 5. Income (Loss) Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Net income (loss) per basic share is computed by dividing net income (loss) attributable to common stockholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of shares outstanding for the reporting periods.

Net income (loss) per diluted share is computed by dividing the net income (loss) per basic share including adjustment for elimination of the dilutive effect of the Company’s Deferred Payments liability revaluation to it fair value by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, shares held back from issuance in connection with the MakerBot transaction and presumed share settlement of the Company’s Deferred Payments liability in connection with the Solid Concepts transaction.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the numerator and denominator of the basic and diluted income (loss) per share computations for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	In thousands, except per share amounts
Numerator:
Net income (loss) attributable to Stratasys Ltd.	$(22,931)	$(173)	$(239,219)	$3,914
Adjustment of redeemable non-controlling interest to redemption amount	(1,800)	-	(1,800)	-
Net income (loss) attributable to Stratasys Ltd. for basic income (loss)
per share	(24,731)	(173)	(241,019)	3,914

Adjustment of deferred payments liability revaluation	(3,988)	-	(3,988)	-
Net income (loss) attributable to Stratasys Ltd. for diluted income
(loss) per share	(28,719)	(173)	(245,007)	3,914

Denominator:
Weighted average shares – denominator for basic net income (loss) per share	51,405	49,373	51,181	49,323
Add: Effect of dilutive securities
Additional shares from the assumed exercise of employee stock
options and unvested RSUs	-	-	-	1,250
Held back issuable shares in connection with MakerBot				665
Shares settlement presumed for deferred payments liability	465	-	232	-
Denominator for diluted income (loss) per share	51,870	49,373	51,413	51,238

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$(0.48)	$(0.00)	$(4.71)	$0.08
Diluted	$(0.55)	$(0.00)	$(4.77)	$0.08

The computation of net income (loss) per diluted share excluded stock options, RSUs and shares held back in connection with the MakerBot transaction to purchase 2.51 million and 2.78 million shares for the three months ended June 30, 2015 and 2014, respectively, and 2.71 million and 0.2 million shares for the six months ended June 30, 2015 and 2014, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share. During the second quarter of 2015 the Company issued 0.6 million ordinary shares held back in connection with the MakerBot transaction. These shares were included on weighted average basis for the computation of net loss per basic share for the three and six months ended June 30, 2015.

Note 6. Income Taxes

The Company’s effective tax rate for the three months ended June 30, 2015 and 2014 was 32.3% and 96.9%, respectively, and 7.9% and 164.8% for the six-month periods ended June 30, 2015 and 2014, respectively. The Company’s effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

The Company’s effective tax rate for the six months ended June 30, 2015, was impacted by goodwill impairment of $150.4 million associated with the Makerbot acquisition which is non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of MakerBot’s intangible assets as described in note 4 resulted in a reversal of related deferred tax liabilities amounting to $17.2 million. As a result, the Company recorded a valuation allowance in a corresponding amount of $17.2 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in future periods. The Company will continue to monitor whether the realization of its remaining deferred tax assets is more likely than not.

During the second quarter of 2015, the Company adjusted its long-term tax rates due to a recent amendment of the New York City tax law. As a result, the Company recorded a reduction of approximately $1.7 million in its income tax expense associated with the amortization of the intangible assets.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the second quarter of 2015, the Company adjusted its long-term tax rates associate with taxable income in Israel, due to change in estimates. As a result, the Company recorded an increase of approximately $3.4 million in its income tax expense associated with the amortization of the intangible assets.

Gain of $6.9 million attributable to the change in fair value of the Company’s earn-out obligations in the six-months period ended June 30, 2014, was non-taxable, and therefore had a significant impact on the effective tax rate in that period.

Note 7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest Level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	June 30, 2015
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$1,282	$-	$1,282
Foreign exchange forward contracts
designated as hedging instruments	395	-	395

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,558)	-	(2,558)
Obligations in connection with acquisitions	-	(15,720)	(15,720)
	$(881)	$(15,720)	$(16,601)

	December 31, 2014
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$3,753	$-	$3,753

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,901)	-	(2,901)
Foreign exchange forward contracts designated
as hedging instruments	(1,243)	-	(1,243)
Obligations in connection with acquisitions	-	(35,656)	(35,656)
	$(391)	$(35,656)	$(36,047)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, short-term debt, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

The following table is a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Six months ended	Year ended
	June 30, 2015	December 31, 2014
	U.S. $ in thousands
Fair value at the beginning of the period	$35,656	$29,025
Settlements	-	(10,795)
Additions	-	43,576
Change in fair value recognized in earnings	(19,936)	(26,150)
Fair value at the end of the period	$15,720	$35,656

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company’s obligations in connection with acquisitions as of June 30, 2015, measured at fair value which utilized Level 3 inputs, are related to the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings in the six months ended June 30, 2015, includes an unrealized gain of approximately $19.9 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. For further information refer to note 2.

Note 8. Derivative instruments and hedging activities:

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		June 30,	December 31,	June 30,	December 31,
	Balance sheet location	2015	2014	2015	2014
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$1,282	$3,753	$14,237	$45,000
Assets derivatives -Foreign exchange contracts,	Accrued expenses and
designated as cash flow hedge	other current liabilities	395	-	20,683	-
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(2,558)	(2,901)	57,220	18,424
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as hedging instruments	other current liabilities	-	(1,243)	-	38,426
		$(881)	$(391)	$92,140	$101,850

As of June 30, 2015, the Company had foreign exchange forward contracts, not designated as hedging instruments in effect for the conversion of $57.5 million into €52.5 million and $13.9 million into NIS 51.7 million. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, loss of $0.6 million and gain $1.2 million were recognized under financial expense, net for the three-month periods ended June 30, 2015 and 2014, respectively, and gains of $3.6 million and $0.2 million were recognized under financial expense, net for the six-month periods ended June 30, 2015 and 2014, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recorded under financial expense, net.

As of June 30, 2015, the Company had foreign exchange forward contracts in effect for the conversion of $20.7 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive income. These contracts mature through March 31, 2016.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Equity

a. Stock-based compensation plans

Stock-based compensation expense for stock options and equity classified restricted stock units (“RSUs”) were allocated as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	U.S. $ in thousands
Cost of sales	$1,797	$1,034	$3,630	$1,946
Research and development, net	1,506	885	3,374	1,823
Selling, general and administrative	6,261	5,159	12,320	10,045
Total stock-based compensation expenses	$9,564	$7,078	$19,324	$13,814

A summary of the Company’s stock option activity for the six months ended June 30, 2015 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2015	1,719,241	$43.89
Granted	4,360	55.94
Exercised	(107,914)	20.01
Forfeited	(43,584)	59.54
Options outstanding as of June 30, 2015	1,572,103	$44.62
Options exercisable as of June 30, 2015	961,482	$26.73

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the six-month period ended June 30, 2015 was $25.51 per option.

During the six-month periods ended June 30, 2015 and 2014, the Company issued 107,914 and 224,258 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $2.1 million and $2.4 million for the six-month periods ended June 30, 2015 and 2014, respectively.

As of June 30, 2015, the unrecognized compensation cost related to all unvested stock options of $26.5 million is expected to be recognized as an expense over a weighted-average period of 1.2 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the six months ended June 30, 2015 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
RSUs outstanding as of January 1, 2015	667,498	$94.19
Granted	80,685	66.50
Forfeited	(65,261)	92.50
RSUs outstanding as of June 30, 2015	682,922	$91.08

During the six-month periods ended June 30, 2015 and 2014, the Company granted RSUs for 80,685 and 108,080 ordinary shares of the Company, respectively. The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2015, the unrecognized compensation cost related to all unvested equity classified RSUs of $52.3 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.0 years.

b. Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes for the six months ended June 30, 2015 and 2014:

	Six months ended June 30, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive income before
reclassifications	327	(5,420)	$(5,093)
Amounts reclassified from accumulated
other comprehensive income	1,311	-	$1,311
Other comprehensive income (loss)	1,638	(5,420)	(3,782)
Balance as of June 30, 2015	$395	$(7,824)	$(7,429)

	Six months ended June 30, 2014
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Other	Total
	U.S. $ in thousands
Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive income before
reclassifications	234	(523)	-	(289)
Amounts reclassified from accumulated
other comprehensive income	(190)	-	167	(23)
Other comprehensive income (loss)	44	(523)	167	(312)
Balance as of June 30, 2014	$197	$1,399	$-	$1,596

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amounts reclassified from accumulated other comprehensive income to earnings were $0.2 and $1.3 for the three and six months ended June 30, 2015.

Realized gains and losses on cash flow hedges were reclassified primarily to research and development, net and selling and general and administrative expenses. Other reclassifications from accumulated other comprehensive income (loss) were reclassified to financial income (expense), net.

Note 10. Contingencies

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($146,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($117,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff appealed the decisions, and the appeal was dismissed on March 10, 2015.

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director.

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed a motion to dismiss the lawsuits on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. On June 10, 2015, the court rendered its decision, rejecting the motion for dismissal of the lawsuits on grounds of statute of limitations and laches. This ruling only addressed the preliminary motion to dismiss the lawsuits, without hearing the case to its merits. On July 9, 2015, the Company and the other defendants filed a motion for leave to appeal to the Israeli Supreme Court with respect to the court’s decision on the preliminary motion. Despite its decision on the preliminary motion, the court dismissed the lawsuit of one of the former directors due to lack of cause. A pre-trial hearing is scheduled for October 22, 2015.

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015 in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 3 and 6, 2015, the courts in the Southern and Eastern Districts of New York, respectively, entered orders transferring their cases to the District of Minnesota.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.